VIA EDGAR AND
VIA FACSIMILE
November 30, 2005

Re:	Accenture SCA File No. 000-49713 Form 10-K for the year ended August 31, 2004 Our letter dated July 1, 2005
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen A. Collins, Branch Chief Jorge Bonilla, Staff Accountant
Dear Ms. Collins and Mr. Bonilla:
          On behalf of Accenture SCA (the “Company”), we are providing the following responses to the comments set forth in your comment letter dated October 24, 2005. To assist your review, we have retyped the text of the Staff’s comments below.
Form 10-K
Note 1 Summary of Significant Accounting Policies
Revenue Recognition, page F-11
1.	Please explain to us in sufficient details the major terms of your outsourcing contracts, including, but not limited to, the duration, billing and payment requirements, the rights of cancellation and refund, and specific contractual performance milestones. Explain how you considered these terms in your determination of how to recognize revenues. Disclose the specific point in time that you recognize these revenues and tell us why you believe that the earnings process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.

Response:
The Company has many different types of outsourcing contracts. The form and terms of contracts vary depending on the type of work being outsourced, industry practices and specific client negotiations. Our outsourcing contracts are typically long-term arrangements spanning anywhere from 2 to 10 years. Billing requirements vary by client but generally include one or more of the following types of billings: time-and-materials, cost-plus, fixed-price, unit-priced based on transactions processed and/or incentive payments. Standard payment terms are 30 days. We generally do not offer extended payment terms on outsourcing contracts. Incentive payments may involve specific contractual performance milestones based on benefits delivered or other defined metrics. For example, if cost savings from the outsourced operation of $x occurs, we could receive a share of y%. Outsourcing contracts may be terminable by the client for convenience with appropriate written notice. Such contracts may also be terminable for default by either party.

As disclosed in footnote 1 in our Form 10-K for the fiscal year ended August 31, 2004 , we follow SAB 101, as amended by SAB 104, to account for our outsourcing arrangements. Revenues are recognized on outsourcing contracts as amounts become billable in accordance with contract terms, when billings correspond to services delivered and amounts are earned. Consistent with the Staff’s guidance in Topic 13.A.1 of SAB 104, we consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Revenue is deferred when billings do not correspond to the services delivered (e.g., pre-billings), when we have further obligations related to the services provided, or when client acceptance has not been received.

We usually structure payment arrangements such that once amounts are paid they are not refundable. In the event payments are refundable, we delay revenue recognition until the period of availability of a refund passes. Revenue related to incentive payments is recorded when delivery of the agreed-to benefits has occurred, any contingency is satisfied, and client acceptance, where applicable, has been received.

2.	Tell us whether or not upon contract termination, the termination fee owed to you would be the amount due to you if this had been a time and materials contract and how that affects revenue recognition.

Response:
Termination fees depend on the cause of termination and will differ based on the specific contract terms and the facts and circumstances involved with each contract. That is, all contracts do not specify that our termination payment is based on time and materials. When a contract is terminated by a client for its convenience, our contracting standards require that we are compensated for all work performed through the termination date based on the contractual billing mechanism. Billings may take several different forms, as described in our response to question 1 above. For example, on cost-plus contracts we typically would be paid on a cost-plus basis for all costs incurred through the agreed termination date plus the specified margin stated in the contract.

Under any type of contract we are also generally entitled to compensation for demobilization services required to transition the outsourced processes back to the client or another service provider and termination charges to cover our foregone profits. Demobilization payments are recorded as revenues over the period demobilization services are provided. Termination charges are recorded as revenue upon the earlier of the date the termination agreement, if any, is signed or when the payment is received, provided there are no remaining performance obligations associated with the payments.

We do not anticipate voluntary termination events to occur; therefore, termination does not factor into our revenue recognition decision over the life of the contract. That is, we do not rely on termination provisions to justify the amount of revenues recognized for our normal service delivery.

3.	Tell us whether or not you incur significant start-up costs under these contracts and how that affects revenue recognition.

Response:
We define start-up costs as those related to substantive one-time efforts to establish a business with an entirely new class of customers. We believe such costs are within the scope of Statement of Position (SOP) 98-5 and we expense start-up costs as incurred as required by SOP 98-5.

We define costs associated with establishing a new outsourced operation for an individual client as “transition” or “set up activities”. Consistent with the Staff’s views in Question 3 of Topic 13.A.3 (f) of SAB 104 we do not believe our transition costs are within the scope of SOP 98-5. Historically we have not experienced significant transition costs on our outsourcing contracts, but the nature and complexity of our outsourcing business has evolved over time so transition costs are becoming more significant. We believe our transition or set up activities are consistent with the definition of costs eligible for capitalization in paragraphs 6(a) and (b) of FASB Statement 91. Amounts billable to a client for transition or set-up activities are deferred and recognized as revenue evenly over the period outsourcing services are provided along with proportional amortization of related deferred costs, consistent with the guidance in Topic 13.A.3 (f) of SAB 104.

4.	Please explain to us in sufficient details how you measure and recognize the costs relating to each type of outsourcing contract and identify the elements of cost that you defer, if any. Explain how you assess recoverability of these costs. Please cite the accounting literature that you are relying upon in your determination of how you account for these costs.

Response:
While deferred transition costs historically have not been material to our consolidated financial statements, we have disclosed the paragraph below in our Form 10-K for the fiscal year ended August 31, 2005 as we anticipate that these amounts will become more significant in the future as our outsourcing business continues to grow. As noted in our response to question 3, we believe our policy is in accordance with Topic 13.A.3 (f) in SAB 104, which refers to paragraphs 6 (a) and (b) in FASB Statement 91 as the basis for deferral of initial customer set-up costs that are direct and incremental. The disclosure included in footnote 1 in our Form 10-K for the fiscal year ended August 31, 2005 is as follows:
“Costs related to delivering outsourcing services are expensed as incurred with the exception of certain transition costs related to the set-up of processes, personnel and systems, which are deferred during the transition period and expensed evenly over the period outsourcing services are provided. The deferred costs are specific internal costs or incremental external costs directly related to transition or set-up activities necessary to enable the outsourced services. Deferred amounts are protected in the event of early termination of the contract and are monitored regularly for impairment. Impairment losses are recorded when projected undiscounted operating cash flows of the related contract are not sufficient to recover the carrying amount of contract assets. Deferred transition costs were $71,102 and $50,196 at August 31, 2005 and 2004, respectively, and are classified in current Unbilled services on the Consolidated Balance Sheet. Amounts billable to the client for transition or set-up activities are deferred and recognized as revenue evenly over the period outsourcing services are provided.”
5.	Please refer to the last paragraph on page 48 relating to your client financing activities. Explain to us what you mean by “...we contractually link payment for services to the achievement for specified performance milestones” and how that affects revenue recognition. Also, explain how you determine and account for the interest expense and interest income, if any, relating to client financing.

Response:
In limited circumstances, we agree to extend financing to clients on technology integration consulting contracts. For these contracts, we recognize revenues using the percentage-of-completion method pursuant to the AICPA Statement of Position 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Estimated revenues for applying the percentage-of-completion method only include estimated revenues from specified performance milestones when the achievement of the defined goals is deemed probable.

Payment terms associated with specified performance milestones result in delays in cash collection but do not affect revenue recognition under the percentage of completion method of accounting. That is, our work effort prior to receipt of specific client payments is funded through working capital and is referred to as “client financing”. For contracts involving client financing we impute interest income based on market rates. We conduct rigorous reviews prior to signing contracts that involve client financing in order to evaluate whether payments tied to specified performance milestones are reasonably achievable.

We believe our accounting treatment for interest on client financing arrangements is in line with paragraphs 12-14 of Accounting Principles Board Opinion 21 which stipulate that interest should be imputed for arrangements using an approximation of the prevailing market rates. We have clarified our disclosure on client financing, including the accounting for interest, in our Management Discussion & Analysis in our Form 10-K for the fiscal year ended August 31, 2005 as follows:
“In limited circumstances, we agree to extend financing to clients on technology integration consulting contracts. The terms vary by contract, but generally we contractually link payment for services to the achievement of specified performance milestones.... Imputed interest is recorded at market rates in interest income on the Consolidated Income Statement.”
A similar disclosure was made in footnote 1 in our Form 10-K for the fiscal year ended August 31, 2005.

Note 2 — Restructuring and Organization Costs (Benefits), page F-I 9
6.	We note your response to our comment no. 3 in your letter dated April 21, 2005 and your response to our comment no. 1 in your letter dated July 1, 2005. With respect to the information submitted, please provide the following:
•	We note that the Company identified certain shareholders who were partners at the time of your reincorporation who may incur unusual or disproportionate financial damages in certain jurisdictions and has recorded reorganization expense and related liability where such liabilities are probable. Tell us how you determined for which partners you would accrue a liability. Was your determination limited to certain tax jurisdictions or were other criteria applied? Provide a breakdown of the liability by tax jurisdiction or other criteria.

•	Tell us how you determined the probability of the tax payments when you recorded your initial accrual in 2001, especially given the fact that the accrued liability has decreased more from the expiration of the statute of limitations than from actual cash payments.

•	You indicate that in some countries these transactions were complex and the application of local tax law was not clear. Given this statement, tell us how you were able to reasonably estimate the amount of potential tax liability.

•	We note that you continue to accrue interest costs related to this charge. Is the additional interest expense based on specific known tax liabilities or are you accruing based on potential liabilities? If the former is the case, then tell us when you anticipate paying the taxes or if the latter is the case, then tell us your basis for the additional expense.

•	Tell us how you determine the amount of the accrued liability to be reversed in each period.

•	Revise your disclosures to provide a more detailed discussion of the basis for the reorganization liability. Provide a reconciliation of the liability for each period in which an income statement is presented indicating the beginning balance, the benefit due to the final determination, the additional interest expense accrued, cash payments and foreign currency translation adjustments. Also, include a discussion of what constitutes a “final determination” and when you anticipate this liability will be finally settled.
     Response:
•	We note that the Company identified certain shareholders who were partners at the time of your reincorporation who may incur unusual or disproportionate financial damages in certain jurisdictions and has recorded reorganization expense and related liability where such liabilities are probable. Tell us how you determined for which partners you would accrue a liability. Was your determination limited to certain tax jurisdictions or were other criteria applied? Provide a breakdown of the liability by tax jurisdiction or other criteria.
Prior to our transition to a corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations. In connection with our transition to a corporate structure, our partners and shareholders (“partner” or “partners”) exchanged all of their interests in their partnerships and corporations for Accenture Ltd Class A common shares or, in the case of partners resident in certain countries, Accenture SCA Class I common shares or Accenture Canada Holdings Inc. (“ACHI”) exchangeable shares. Shortly after our transition to a corporate structure in fiscal 2001, Accenture Ltd (“Accenture”) successfully completed its initial public offering (“IPO”) for its Class A common shares.
In order to proceed with this global reorganization to a corporate structure, Accenture’s senior management sought the approval of its partners. In obtaining this approval, Accenture management represented to the partners its intention to pursue reorganization transactions in which all partners would be treated on a substantially equal basis and none would incur either immediate or disproportionate individual income tax in their local jurisdictions as a result of exchanging their interests and entering the new corporate structure. Accenture management communicated to its partners that if a partner reported for tax purposes the reorganization transactions in a satisfactory manner, the Company would provide a legal defense to that partner if his or her reporting position was challenged by the relevant tax authority. Accenture management also communicated that if such a defense was unsuccessful, and the partner was then subject to extraordinary financial disadvantage, the Company would review such circumstances for each such individual partner and find an appropriate way to avoid severe financial damage to the individual partner, up to, and including, payment to the partner or taxing authority of any costs associated with assessments resulting from the review or claim by a tax authority.
The Company considered a result whereby a partner in a certain jurisdiction is treated differently than other partners in their or other jurisdictions, by being taxed on an item that would not be otherwise taxed in another jurisdiction, and/or becoming subject to a different tax rate based on a re-characterization of the transactions, to represent an extraordinary financial disadvantage caused by the reorganization transaction.
The Company undertook the following standard process across all countries to identify those partners for whom the Company considered it probable that a liability would be incurred in the event of tax authority review and to assess the amount of any such liability, in order to establish the appropriate amount to be recorded.
•	First, working together with local external advisors in each country in which the partners would be undertaking the transaction, the Company reviewed the tax characterization of the reorganization. Local tax laws and external advice varied as to level of certainty in each country that the reorganization transaction would not cause an immediate and/or disproportionate income tax liability. Through this first step we identified all countries for which the law clearly provided for the certainty of tax treatment of the transaction and all partners for which it was reasonable to conclude that the reorganization transaction would not result in an immediate or disproportionate individual income tax in their local jurisdiction. For example, in this first step, the Company concluded that it would not accrue any liability for partners in the United States as a result of the partners exchanging their interests and receiving interests in the new corporate structure because the tax law that should be applied to the facts of the transaction was clear and the external advisors definitively agreed with our conclusion.

•	Second, for the remaining partners and jurisdictions in which initial review indicated some possibility of tax exposure from the reorganization transaction, the Company, again with external advisor support, then analyzed the level of local country tax law risk that the reorganization transaction, or part thereof, could result in immediate or disproportionate individual income tax if challenged. Based on the advice from external advisors in each of the remaining jurisdictions, the Company then identified those partners for whom local tax advice indicated that it was probable the reorganization transaction, or part thereof, would result in an immediate or disproportionate tax liability. Where the Company concluded that it was probable an immediate or disproportionate tax liability would result if examined by the tax authorities for this group of partners, the Company accrued a liability.

•	Lastly, where the Company determined it was probable that the tax position of a partner would not be sustained if reviewed by a local tax authority, the Company, with assistance from our external advisors, estimated the amount of the cost and established the tax liability. The tax liability is the amount of loss, which is the sum of the individual tax liability, interest on the individual tax liability, and the amount required to provide the partner with an after tax amount sufficient to settle the individual tax liability with the tax authority without the partner incurring a disproportionate cost. The individual tax liability was computed by applying the local country individual tax rate to the fair market value of the shares received by the partner in connection with the reorganization transactions. The fair market value of the shares received in the reorganization transactions was estimated based on the value expected to be received for Accenture’s Class A common shares in its IPO (the “IPO Value”). (As mentioned above, within months of the reorganization transactions, Accenture intended to execute its IPO. The expected IPO value was determined in the course of Accenture’s discussions with its underwriters for the IPO.) The Company selected the expected IPO Value as a proxy for fair market value of its Class I common shares because of the equivalence in value of the Company’s Class I common shares and Accenture’s Class A common shares. (To maintain substantial equality among all partners, partners receiving the Company’s Class I common shares (or ACHI exchangeable shares) could redeem or sell his or her shares for either a Class A common share of Accenture Ltd or cash equivalent to the value of a Class A common share of Accenture Ltd (at the option of Accenture SCA)).

The expected IPO value established a preliminary fair market value of the Company’s Class I common shares and the partner’s individual partner tax liability The tax liability was subsequently adjusted to reflect the impact of the final IPO value, interest on the individual tax liability and the amount required to provide the partner with an after tax amount sufficient to settle the liability with the tax authority in their respective tax jurisdiction without the partner incurring a disproportionate cost.
As a result of this process, the Company recorded liabilities in connection with partner expenses of $404,000 and other corporate costs, such as stamp taxes, of $50,300. A breakdown of the liabilities accrued, by type of liability, as of August 31, 2004 and 2003 was as follows:

	2004	2003
Shareholder and partner expenses	$434,120	$491,707
Other corporate costs, including stamp taxes	19,922	18,442

Total reorganization liabilities	$454,042	$510,149

•	Tell us how you determined the probability of the tax payments when you recorded your initial accrual in 2001, especially given the fact that the accrued liability has decreased more from the expiration of the statute of limitations than from actual cash payments.
As stated above, the Company, working with our tax advisors, established a process in 2001 to determine in each tax jurisdiction the level of tax support and risk based on a review of the transaction facts and applicable tax law. In some situations, the Company concluded, based on the advice of our third party local advisors, that a liability was the probable outcome of a review of the transaction by the tax authorities. In determining the probability of the liability, the Company did not take into account the risk of audit or detection by tax authorities. Based on our experience to date, the majority of our partners have not been subject to audit on these issues. Thus, the accrued liability has decreased more from the expiration of the statute of limitations than from cash payments. The accrued liability continues to be reviewed based on our audit experience.
•	You indicate that in some countries these transactions were complex and the application of local tax law was not clear. Given this statement, tell us how you were able to reasonably estimate the amount of potential tax liability.
The statement regarding complexity and clarity related to the technical basis for the tax positions in the local jurisdictions and not to the actual calculations. We were, therefore, able to reasonably estimate the amount of the tax liability (as set forth above) based on our analysis of the probable technical outcome under the relevant tax laws. As noted in our response above, where the Company determined that it was probable that a partner would incur an immediate and/or disproportionate tax liability if reviewed by a local tax authority, the Company first estimated an amount of the individual tax liability equal to the local country individual tax rate as applied to a taxable exchange of the partner’s interest at the IPO Value (as described above). The resulting individual tax liability was then increased by interest on the individual tax liability and the amount required to provide the partner with an after tax amount sufficient to settle the liability with the tax authority in their respective tax jurisdiction without the partner incurring a disproportionate cost.
•	We note that you continue to accrue interest costs related to this charge. Is the additional interest expense based on specific known tax liabilities or are you accruing based on potential liabilities? If the former is the case, then tell us when you anticipate paying the taxes or if the latter is the case, then tell us your basis for the additional expense.
Reorganization liabilities are specific liabilities that bear interest at regulatory rates applicable in the jurisdiction for which the partner is subject to tax. Interest is accrued in accordance with Financial Accounting Standards Board (FASB) Statement No. 5 and consistent with the current exposure draft of a proposed interpretation to FASB Statement No. 109 for income tax liabilities. Interest is applied to the individual tax liabilities and corporate liabilities previously described. The interest accrual represents the amount of interest necessary to settle this liability and the amount we expect to pay. We anticipate that reorganization liabilities will be substantially diminished, either by payment upon receipt of final tax assessments or by expiration of the statute of limitation, by the end of fiscal 2008 because the final statute of limitation will expire in a number of tax jurisdictions by that year. However, tax audits or litigation may delay final settlements.
•	Tell us how you determine the amount of the accrued liability to be reversed in each period.
We determine the amount of the accrued liability to be reversed in each period based on the facts and circumstances in each period. Since the liabilities can be specifically identified, we reverse the specific amounts when statutes expire or upon final agreements with tax authorities. We update our estimates quarterly.
•	Revise your disclosures to provide a more detailed discussion of the basis for the reorganization liability. Provide a reconciliation of the liability for each period in which an income statement is presented indicating the beginning balance, the benefit due to the final determination, the additional interest expense accrued, cash payments and foreign currency translation adjustments. Also, include a discussion of what constitutes a “final determination” and when you anticipate this liability will be finally settled.
We revised our disclosures consistent with your comments. Footnote 2 of our Form 10-K for the fiscal year ended August 31, 2005 provides the following detailed discussion of the basis for the reorganization liability:
“In fiscal 2001, Accenture accrued reorganization liabilities in connection with its transition to a corporate structure. These liabilities included certain non-income tax liabilities, such as stamp taxes, as well as liabilities for certain shareholders’ and partners’ expenses. Shareholder and partner expenses primarily represent unusual and disproportionate individual income tax exposures assumed by certain, but not all, of our shareholders and partners in certain tax jurisdictions specifically related to the transfer of their partnership interests in certain entities to Accenture as part of the reorganization. The Company has identified certain shareholders and partners who may incur such unusual and disproportionate financial damage in certain jurisdictions. These include shareholders and partners that were subject to tax in their jurisdiction on items of income arising from the reorganization transaction that were not taxable for most other shareholders and partners. In addition, certain other shareholders and partners were subject to a different rate or amount of tax than other shareholders or partners in the same jurisdiction. If additional taxes are assessed on these shareholders or partners in connection with these transfers, we intend to make payments to reimburse the costs associated with the assessment either to the shareholder or partner, or to the taxing authority. Accenture has recorded reorganization expense and the related liability where such liabilities are probable. Interest accruals are made to cover reimbursement of interest on such tax assessments.”
Footnote 2 of our Form 10-K for the fiscal year ended August 31, 2005 provides the following reconciliation of the liability:

	Year Ended August 31,
	2005	2004	2003
Reorganization liability balance, beginning of period	$454,042	$510,149	$443,089
Final Determinations(1)	(115,444)	(80,112)	(8,000)
Changes in estimates	—	(25,547)	(39,485)

Benefit recorded	(115,444)	(105,659)	(47,485)
Interest expense accrued	26,187	27,294	28,139
Payments	—	—	—

Benefits, net of accrued interest and payments	(89,257)	(78,365)	(19,346)
Foreign currency translation	16,655	22,258	86,406

Reorganization liability, end of period	$381,440	$454,042	$510,149

(1)	Includes final agreements with tax authorities and expirations of statutes of limitations.
Footnote 2 of our Form 10-K for the fiscal year ended August 31, 2005 includes a definition of what constitutes a “final determination” and the following discussion of when we anticipate the liability will be finally settled:

“We anticipate that reorganization liabilities will be substantially diminished by the end of fiscal 2008 because the final statute of limitation will expire in a number of tax jurisdictions by that year. However, tax audits or litigation may delay final settlements. Final settlement will result in a payment on a final settlement and/or recording a reorganization benefit or expense in the income statement.”
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Please do not hesitate to call Laurent C. Lutz at 312-693-7031 or Douglas G. Scrivner at 650-213-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Douglas G. Scrivner
By:	Douglas G. Scrivner